Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the company”)

CHANGE TO THE BOARD OF DIRECTORS

Shareholders are advised that Chris Ewing has tendered his resignation as an independent non-executive director, member of the Audit and Risk Committee and chairperson of the Social and Ethics Committee of the company effective 7 November 2017.

Fundiswa Roji-Maplanka, currently an independent non-executive director and a member of the Social and Ethics Committee, will take over the role of chairperson of the Social and Ethics Committee.

The board of directors thanks Chris for his invaluable contribution to the company and wishes him all the best in his future endeavours.

2 November 2017

    JSE sponsor